One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 275 8374 Fax www.dechert.com
ANTONIO G. FRAONE antonio.fraone@dechert.com +1 617 728 7141 Direct +1 617 426 6567 Fax

April 23, 2025

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:   Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Mr. Williamson:

This letter responds to the comment you provided to Victoria Reardon and me in a telephonic discussion on April 18, 2025, with respect to your review of Post-Effective Amendment No. 68 (“PEA No. 68”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on February 27, 2025. PEA No. 68 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.   Comment:   Please consider the need to update strategy and risk disclosures, including, for example, market risk and model and data risk, to address recent events. For example, if announced or anticipated changes in tariff or trade policy has had, or may have, material impacts on valuations, liquidity, returns, or the completeness of your models and data, please consider revising disclosure to address.

Response:   The Registrant has revised its “Market Risk” disclosure in the Funds’ prospectus and statement of additional information as follows (new disclosure underlined):

… Additionally, events such as war, military conflict, geopolitical disputes, acts of terrorism, social or political unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other restrictions on trade, sanctions, the spread of infectious illness or other public health threats, or the threat or potential of one or more such events and developments, could also have a significant impact. Equity markets tend to be cyclical, with periods when

Jay Williamson Page 2

prices generally rise and periods when prices generally decline, and are also generally more volatile than fixed income markets.

The Registrant has reviewed each Fund’s strategy and other risk disclosures, including the “Model and Data Risk” disclosure, and believes that no additional revisions are needed at this time.

*   *   *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7141 if you wish to discuss this correspondence further.

Sincerely,
/s/ Antonio G. Fraone
Antonio G. Fraone

cc:	Jason K. Mitchell, Clearwater Management Co, Inc.
Stephanie A. Capistron, Dechert LLP